Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our ratio of earnings to fixed charges for the years ended September 30, 2006, 2007, 2008, 2009 and 2010, and for the nine months ended June 30, 2010 and 2011. For the purpose of calculating the ratio of earnings to fixed charges, earnings are defined as earnings from continuing operations before income taxes plus fixed charges. Fixed charges are defined as interest expensed and capitalized, amortized premiums, discounts and capitalized expenses related to indebtedness and an estimate of the interest within rental expense.

	Year Ended September 30,					Nine Months Ended June 30,
	2006	2007	2008	2009	2010	2010	2011
Ratio of earnings to fixed charges	1.9x	1.8x	2.0x	1.8x	2.6x	2.8x	1.9x